SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



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                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b) (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 1 ) 1
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                               Intelligroup, Inc.
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                                (Name of Issuer)



                          Common Stock, $.01 par value
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                         (Title of Class of Securities)



                                    45816A 10 6
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                                 (CUSIP Number)



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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|_|  Rule 13d-1(d)



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         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    CUSIP No. 45816A 10 6          13G                Page 2 of 5 Pages
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Ashok Pandey
       -----------------------------         -----------------------------
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                    (b)|_|
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  3    SEC USE ONLY

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  4
       CITIZENSHIP OR PLACE OF ORGANIZATION


           U.S.A.
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   NUMBER OF
     SHARES       5  SOLE VOTING POWER            580,083
                                                  --------------
                 ------------------------------------------------------------
  BENEFICIALLY
    OWNED BY      6  SHARED VOTING POWER          1,500,000
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      EACH
   REPORTING      7  SOLE DISPOSITIVE POWER       580,083
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  PERSON WITH     8  SHARED DISPOSITIVE POWER     1,500,000
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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  2,080,083
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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                |_|
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 15.3%
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  12   TYPE OF REPORTING PERSON*                                      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 Item 1(a).    Name of Issuer:

               The issuer of the securities to which this statement relates is Intelligroup, Inc., a New Jersey corporation.

 Item 1(b).    Address of Issuer's Principal Executive Offices

               The issuer's principal executive offices are located at 499 Thornall Street, Edison, New Jersey 08837.

 Item 2(a).    Name of Person Filing:

               The person filing is Ashok Pandey.

 Item 2(b).    Address of Principal Business Office or, if None, Residence:

               The principal business office is 499 Thornall Street, Edison, New Jersey 08837.

 Item 2(c).    Citizenship:

               The citizenship is U.S.A.

 Item 2(d).    Title of Class of Securities:

               The title of the class of securities is common stock, $0.01 par value.

 Item 2(e).    CUSIP Number:

               The CUSIP number is 45816A 10 6.

 Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Selection of a filing category pursuant to Rules 13d-1(b) or 13d-2(b) or (c) is not applicable.

 Item 4.       Ownership.

               (a) The number of shares beneficially owned by Ashok Pandey is 2,080,083.

               (b)   The percent of the class held by Ashok Pandey is 15.3%.

               (c)(i) Ashok Pandey has sole power to vote or to direct the vote of 580,083 shares, provided, however, that 63,889 of such shares are subject to: (i) the terms and conditions of the Amended and Restated Indemnification Agreement (the "Agreement") dated as of July 16, 1996, by and among each of Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli, on the one hand, and the Issuer, on the other; (ii) the Pledge Agreement, as contemplated by the Agreement, dated as of September 26, 1996 by Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli; and (iii) the Escrow Agreement, as contemplated by the Agreement, dated as of September 26, 1996 by and among each of Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli, the Issuer and the Escrow Agent, defined therein.

                  (ii) Ashok Pandey has the shared power to vote or to direct the vote of 1,500,000 shares. Such 1,500,000 shares represent shares which were transferred, by way of gift, on July 23, 1998, by Mr. Pandey into the Ashok K. Pandey Retained Annuity Trust 1 ("Trust"). Pursuant to the terms and conditions of such Trust, Mr. Pandey and David Sorin, as trustees, have the power to vote such shares.

                  (iii) Ashok  Pandey has sole power to dispose or to direct the disposition 580,083 shares, provided, however, that 63,889 of such shares are subject to: (i) the terms and conditions of the Amended and Restated Indemnification Agreement (the "Agreement") dated as of July 16, 1996, by and among each of Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli, on the one hand, and the Issuer, on the other; (ii) the Pledge Agreement, as contemplated by the Agreement, dated as of September 26, 1996 by Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli; and (iii) the Escrow

                        Agreement, as contemplated by the Agreement, dated as of September 26, 1996 by and among each of Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli, the Issuer and the Escrow Agent, defined therein.

                  (iv) Ashok Pandey has the shared power to dispose or to direct the disposition of 1,500,000 shares. Such
                        1,500,000 shares represent shares which were transferred, by way of gift, on July 23, 1998, by Mr. Pandey into the Trust Pursuant to the terms and conditions of such Trust, Mr. Pandey and David Sorin, as trustees, have the power to vote such shares.

 Item 5.       Ownership of Five Percent or Less of a Class.

               The ownership of five percent or less of a class is not applicable.

 Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

               The ownership of more than five percent on behalf of another person is not applicable.

 Item 7.       Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company is not applicable.

 Item 8.       Identification and Classification of Members of the Group.

               The identification and classification of members of the group is not applicable.

 Item 9.       Notice of Dissolution of Group.

               The notice of dissolution of a group is not applicable.

 Item 10.      Certification.

               The certification regarding Rule 13d-1(b) or Rule 13d-1(c) is not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3 , 1999                      /s/ Ashok Pandey
                                       ------------------------------------
                                       Ashok Pandey (Stockholder)


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

          Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).